UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A

NOTIFICATION OF LATE FILING

(Check one):   ☐ Form 10-K   ☐ Form 20-F   ☐ Form 11-K   ☒ Form 10-Q   ☐ Form N-SAR   ☐ Form N-CSR

For period ended: March 31, 2009

☐  Transition report on Form 10-K
☐  Transition report on Form 20-F
☐  Transition report on Form 11-K
☐  Transition report on Form 10-Q
☐  Transition Report on Form N-SAR

For the transition period ended:

Read instruction (on back page) before preparing form.  Please print or type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

NovaStar Financial, Inc.
Full Name of Registrant

2114 Central Street, Suite 600
Address of Principal Executive Office (Street and Number)

Kansas City, MO 64108
City, State and Zip Code

Part II – Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report, or portion thereof, could not be filed within the prescribed time period.

In a Form 12b-25 filed with the Securities and Exchange Commission on May 18, 2009, NovaStar Financial, Inc. (the “Company”) indicated that it could not timely file its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2009 (the “Form 10-Q”) due to the delay associated with the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 and that the Company intended to file the Form 10-Q within the 5 calendar day period contemplated by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.    The Company is unable to file the Form 10-Q by such date.  The Company will file the Form 10-Q as promptly as practicable.

Part IV – Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

Rodney E. Schwatken	(816) 237-7000
(Name)	(Area code) (Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☐ Yes     ☒  No

Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2008

Annual Report on Form 10-K for the fiscal year ended December 31, 2008

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?  ☐  Yes  ☒  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

NovaStar Financial, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 20, 2009	By:	/s/ Rodney E. Schwatken
Rodney E. Schwatken
Chief Financial Officer